Exhibit 99.1

BioNTech Announces Third Quarter 2020 Financial Results and Corporate Progress

•

BNT162b2 vaccine candidate was found to be more than 90% effective in preventing COVID-19 in participants without evidence of prior SARS-CoV-2 infection in first interim efficacy analysis from Phase 3 trial

•	Analysis evaluated 94 confirmed cases of COVID-19 in trial participants
•	Study enrolled 43,538 participants with 42% having diverse backgrounds and no serious safety concerns have been observed; safety and additional efficacy data continue to be collected
•

Submission for Emergency Use Authorization (EUA) to the U.S. Food and Drug Administration (FDA) planned for soon after required safety milestone is achieved, which is currently expected to occur in third week of November

•

Presented preliminary data from first-in-human Phase 1/2a trial for BNT311 (GEN1046) at SITC 2020 demonstrating a manageable safety profile and encouraging single-agent clinical activity across a range of cancers in 61 heavily pre-treated cancer patients

•

Closed equity and debt financings and secured grant commitments of approximately $1.2 billion[1] (€1.0 billion) in combined gross proceeds, resulting in net cash receipts of $0.8 billion[1] (€0.6 billion) in the third quarter

Conference call and webcast scheduled for November 10, 2020 at 8:00 a.m. ET (2:00 p.m. CET)

MAINZ, Germany, November 10, 2020 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), a next generation immunotherapy company pioneering novel therapies for cancer and infectious diseases, today provided an update on its corporate progress and reported financial results for the quarter ended September 30, 2020.

“Yesterday’s announcement regarding the first interim analysis from our global Phase 3 trial for our COVID-19 vaccine candidate, BNT162, is a watershed moment for both our company and scientific innovation. These data bring us one step closer to a potential solution for the current global pandemic,” said Ugur Sahin, BioNTech’s CEO. “We have initiated the first rolling regulatory submission processes for our COVID -19 vaccine program in the EU, the UK and Canada and we are continuing to work with our partners to scale-up production capacity to prepare for a potential global launch of our COVID -19 vaccine, if approved. Besides the significant progress with BNT162, we have also continued to advance our broad oncology pipeline of 11 clinical stage therapies across 4 distinct drug classes. This week, we also highlighted single-agent clinical data from our ongoing Phase 1/2 trial for our next generation checkpoint immunomodulator, BNT311 – partnered with Genmab – which we believe could have potential across a range of solid tumors. We believe the prospects for the company have never been brighter.”

Third Quarter 2020 and Subsequent Updates

Infectious disease

COVID-19 Vaccine Program – BNT162

Clinical Updates

•

BNT162b2 demonstrated evidence of efficacy against COVID-19 in participants without prior evidence of SARS-CoV-2 infection, based on the first interim efficacy analysis from the Phase 3 clinical study conducted on November 8, 2020, by an external, independent Data Monitoring Committee (DMC). After discussion with the FDA, BioNTech and Pfizer recently elected to drop the 32-case interim analysis and conduct the first interim analysis at a minimum of 62 cases. Upon conclusion of those discussions, the evaluable case count reached 94 and the DMC performed its first analysis on all cases. The case split between vaccinated participants and those who received the placebo indicates a vaccine efficacy rate above 90%, at 7 days after the second dose. This means that protection is achieved 28 days after the initiation of the vaccination, which consists of a 2-dose schedule. As the study continues, the final vaccine efficacy percentage may vary. The DMC has not reported any serious safety concerns and recommends that the study continues to collect additional safety and efficacy data as planned. Pfizer and BioNTech plan to submit data from the full Phase 3 trial for scientific peer-reviewed publication.

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The Phase 3 trial, which is being conducted globally at 150 sites across 6 countries, has enrolled 43,538 participants, 38,955 of whom have received a second dose as of November 8, 2020. The expansion in enrollment has allowed BioNTech and Pfizer to further increase trial population diversity. Approximately 42% of global participants and 30% of U.S. participants have racially and ethnically diverse backgrounds. The current trial protocol includes participants ages 12 to 85 and high-risk participants with chronic, stable HIV (human immunodeficiency viruses), Hepatitis C or Hepatitis B infection. The trial is continuing to enroll and is expected to continue through the final analysis when a total of 164 confirmed COVID-19 cases have accrued.

•

In addition to the primary endpoints evaluating confirmed COVID-19 cases accruing from seven days after the second dose, the final analysis will now include, with the approval of the FDA, new secondary endpoints evaluating efficacy based on cases accruing 14 days after the second dose. BioNTech and Pfizer believe the addition of these secondary endpoints will help align data across all COVID-19 vaccine studies and allow for cross-trial learnings and comparisons.

•

On October 21, BioNTech and Pfizer announced initiation of a Phase 1/2 clinical trial in Japan to evaluate safety, tolerability and immunogenicity of two doses separated by 21 days and a single dose of BNT162b2. The randomized, placebo-controlled and observer-blind study is being conducted in healthy adults ages 20 to 85.

•

In August, BioNTech and Fosun initiated a Phase 1 study to evaluate safety and immunogenicity in Chinese participants. We expect to initiate a Phase 2 clinical trial in China with BNT162b2 upon regulatory IND approval from the Chinese regulatory authority, National Medical Products Administration (NMPA), by the end of 2020.

Commercial Updates

•

BioNTech and Pfizer previously announced commercial supply agreements for 2020 and 2021 - totaling more than 570 million doses, including options to purchase an additional 600 million doses - with multiple governments, including Canada, Japan, the UK, the U.S. and the EU. All agreements are subject to clinical success and regulatory approval.

•	Based on supply projections, we expect to supply globally up to 50 million vaccine doses in 2020 and manufacture up to 1.3 billion doses in 2021.
•	BioNTech closed the acquisition of a GMP manufacturing facility in Marburg, Germany, intended to increase BNT162 manufacturing capacity for commercial supply in 2021.

Regulatory Updates

•	On July 7, BioNTech and Pfizer received Fast Track designation for BNT162b1 and BNT162b2 from the FDA.
•

In October, BioNTech and Pfizer initiated rolling submissions for BNT162b2 to the European Medicines Agency (EMA), the Medicines and Healthcare Products Regulatory Agency (MHRA) in the UK and Health Canada.

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BioNTech and Pfizer continue to accumulate safety data from the Phase 3 trial and currently estimate that the median of two months of safety data following the second dose of the vaccine candidate, the amount of safety data specified by the FDA in its guidance for potential EUA, will be available for submission by the third week of November. A submission for EUA is planned for soon thereafter. Trial participants will continue to be monitored for long-term protection and safety for an additional two years after their second dose.

Funding

•

BioNTech secured grant funding of up to €375 million milestone-based funding from the German Federal Ministry of Education and Research (BMBF) to support and accelerate BNT162 vaccine program execution.

Oncology

BioNTech has continued to advance its broad oncology pipeline of 11 product candidates in 12 ongoing trials. Since the beginning of the third quarter, the Company provided data updates for BNT111, BNT114, BNT131 and BNT311.

FixVac

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BNT111 – On July 29, data from an exploratory data analysis of a Phase 1 trial for BNT111, the Company’s lead mRNA-based FixVac cancer vaccine program, was published in Nature. The publication highlighted the favorable safety profile of BNT111 in stage IIIB-C and stage IV melanoma patients who were pre-treated with several lines of systemic therapy including PD-1 inhibitors. The trial also demonstrated BNT111’s ability to mediate durable objective responses as a single agent and in combination with anti-PD-1 antibodies. In July, BioNTech and Regeneron announced a strategic collaboration to jointly conduct a randomized Phase 2 trial for the treatment of patients with melanoma progressing during or after prior therapy with a PD-1 inhibitor, utilizing a combination of BNT111 and Regeneron’s Libtayo®. This trial is currently under review by the FDA. We are currently targeting commencement of the trial in the first half of 2021, subject to allowance of the IND by the FDA. We believe additional trials will be necessary prior to potential approval.

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BNT113 – Planned initiation of a randomized Phase 2 trial in HPV16+ head and neck cancer is currently under review by the FDA. We are currently targeting commencement of the trial in the first half of 2021, subject to allowance of the IND by the FDA.

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BNT114 – On September 18, a data update was presented at the ESMO Virtual Congress 2020 for one treatment arm from the TNBC-MERIT trial, a first-in-human trial assessing the safety and immunogenicity of RNA immunotherapy in patients suffering from triple negative breast cancer (TNBC). This arm is investigating the individualized neoantigen vaccine encoding up to 20 cancer neoantigens determined by next generation sequencing. The preliminary analysis showed that the neoantigen vaccine is highly efficient in inducing strong poly-epitopic T-cell responses in the post-(neo) adjuvant setting. In all 14 patients, vaccine-induced T-cell responses against up to 10 neoantigens could be detected of which the majority was de novo. In 12 out of 14 patients T-cell responses were of such high magnitude that they could be detected directly ex vivo.

Individualized neoantigen specific immunotherapy (iNeST)

•	BNT122 – Enrollment rate of Phase 2 trial (IMCODE-001) in first-line melanoma slower than expected due to the impact of COVID-19 pandemic.
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BNT122 – U.S. Investigational New Drug (IND) application for a randomized Phase 2 trial in circulating tumor DNA positive, surgically resected Stage 2 (high risk)/Stage 3 colon cancer granted in July 2020. An additional randomized Phase 2 study is planned to evaluate the efficacy and safety of BNT122 plus atezolizumab compared with atezolizumab alone in patients with early and adjuvant stage non-small-cell lung cancer (NSCLC). BNT122 is partnered with Genentech.

Next-generation checkpoint immunomodulators

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BNT311 – Interim data from a first-in-human Phase 1/2a trial of BNT311 (PD-L1x4-1BB; Gen1046) in 61 heavily pretreated patients with advanced solid tumors was presented at SITC 2020. In the dose escalation phase, BNT311 demonstrated a manageable safety profile and encouraging early single-agent clinical activity. Most adverse events were mild to moderate and treatment-related Grade 3 transaminase elevations resolved with corticosteroids. No treatment-related bilirubin increases or Grade 4 transaminase elevations were observed. Clinical benefit was observed across tumor types and dose levels, including in patients resistant to prior immunotherapy and with tumor types less sensitive to immune checkpoint inhibitors. Disease control was achieved in 65.6% of patients in the dose escalation portion, including partial responses in one TNBC patient, one ovarian cancer patient and two immune checkpoint inhibitor pre-treated NSCLC patients. In the expansion cohort, which includes patients with PD-L1 relapsed/refractory NSCLC, two of 12 patients that could be objectively assessed achieved confirmed single-agent partial responses. One patient had an unconfirmed partial response and four patients demonstrated stable disease. BNT311/GEN1046 is partnered with Genmab.

mRNA intratumoral immunotherapy

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BNT131 – Interim data presented at the SITC 2020 conference from an ongoing first-in-human Phase 1 dose escalation and expansion trial evaluating safety, pharmacokinetics and anti-tumor activity in patients with advanced solid tumors. The data demonstrated that BNT131 was generally well tolerated, with no patient experiencing a dose limiting toxicity or grade ≥3 treatment-related adverse events to date. As a monotherapy, downstream effector cytokine signals and T cell infiltration suggest an immunomodulatory effect. SAR441000/BNT131 is partnered with Sanofi.

CAR-T cell immunotherapy

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BNT211 – Initiation of a first-in-human Phase 1/2a open-label, multi-center dose escalation and dose expansion basket trial expected for 2H 2020. The study targets patients with CLDN6-positive relapsed or refractory advanced solid tumors, including ovarian and testicular cancers. The study assesses CLDN6 CAR-T cell immunotherapy in combination with a CLDN6 RNA vaccine for improved expansion and persistence of CAR T cells (CARVac). The primary outcome measure of the trial will be safety, with secondary efficacy outcome measures to include objective response rate, disease control rate and duration of response.

Neoantigen-Targeting T Cell therapy

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BNT221 – Dosing of the first patient in a Phase 1 dose escalation trial for the treatment of metastatic melanoma in patients who are refractory or unresponsive to checkpoint inhibitors is expected in 1H 2021. BNT221 (NEO-PTC-01) is a personal neoantigen-targeted T cell therapy candidate derived from patients’ blood cells. It consists of multiple T cell populations targeting selected neoantigens from each patient’s tumor. The primary objectives of the trial will be to evaluate the safety and feasibility of administering BNT221 in addition to an evaluation of immunogenicity and clinical efficacy.

Toll-Like receptor binding agonist

•	BNT411 – In July, the first patient was dosed in a Phase 1/2a trial of BNT411.

Corporate Development

In October, BioNTech acquired a GMP certified manufacturing facility from Novartis AG in Marburg, Germany. Once fully operational, the manufacturing site is expected to be one of the largest mRNA manufacturing sites in Europe. The facility will be used for commercial supply of BNT162b2 upon approval and will also provide additional capacity to support BioNTech’s therapeutic antibody and cell therapy programs.

Third Quarter 2020 Financial Results

Cash Position: Cash and cash equivalents as of September 30, 2020, were €990.5 million ($1,159.7 million1).

•

On July 27, 2020, BioNTech closed an underwritten offering of 5,500,000 American Depositary Shares (“ADSs”), each representing one of BioNTech’s ordinary shares, at a public offering price of $93.00 per ADS, for gross proceeds of €435.0 million ($511.5 million1).

•

On August 28, 2020, BioNTech and a fund associated with Temasek closed a €100.0 million ($119.2 million1) investment in a 4-year mandatory convertible note. In addition, Temasek and another accredited investor contributed a private investment of €123.9 million ($146.0 million1) in ordinary shares which were registered within the commercial register as of September 8, 2020.

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On September 15, 2020 BioNTech secured grant funding of up to €375.0 million ($439.1 million1) in milestone-based funding from the BMBF to support and accelerate the BNT162 vaccine program execution. As funding for the grant occurs subsequent to quarter end and is subject to draw downs, this funding is not reflected in the cash and cash equivalent balance as of September 30, 2020.

•	BioNTech expects net cash used in operating activities and for purchases of property and equipment to be within the previously guided range of €450 million and €600 million for the full year 2020.

Revenue: Total revenue, consisting primarily of revenue from collaboration agreements, was €67.5 million for the three months ended September 30, 2020, compared to €28.7 million for the three months ended September 30, 2019. For the period of nine months ended September 30, 2020, total revenue was €136.9 million, compared to €80.6 million for the comparative prior year period. The revenue from collaboration agreements overall increased due to the recognition of revenue from our new collaboration agreements signed with Pfizer and Fosun Pharma as part of the Company’s BNT162 vaccine program against COVID-19. The revenues from other sales transactions increased due to increased orders and include sales of diagnostic products, peptides, retroviral vectors for clinical supply and development and manufacturing services sold to third-party customers.

Research and Development Expenses: Research and development expenses were €227.7 million for the three months ended September 30, 2020, compared to €50.4 million for the three months ended September 30, 2019. For the period of nine months ended September 30, 2020, total research and development expenses were €388.0 million, compared to €161.0 million for the comparative prior year period. The increase was mainly due to an increase in development expenses from our BNT162 program, our vaccine program against COVID-19. In addition, from May 6, 2020, the date of acquisition of our new U.S.-based subsidiary, BioNTech US Inc., contributed to our research and development expenses.

General and Administrative Expenses: General and administrative expenses were €23.3 million for the three months ended September 30, 2020, compared to €10.6 million for the three months ended September 30, 2019. For the period of nine months ended September 30, 2020, total general and administrative expenses were €58.0 million, compared to €34.5 million for the comparative prior year period. The increase was mainly influenced by higher expenses for purchased management consulting and legal services as well as an increase in headcount leading to higher wages, benefits and social security expenses. In addition, from May 6, 2020, the date of acquisition of our new U.S.-based subsidiary, BioNTech US Inc., contributed to our general and administrative expenses.

Net Loss: Net loss was €210.0 million for the three months ended September 30, 2020, compared to €30.1 million for the three months ended September 30, 2019. For the period of nine months ended September 30, 2020, total net loss was €351.7 million, compared to €120.9 million for the comparative prior year period.

Shares Outstanding: Shares outstanding as of September 30, 2020, were 240,785,575.

Full financial statements can be found in the 6-K filing as published on the SEC website under https://www.sec.gov/.

1 Amounts translated using the exchange rate published by the German Central Bank (Deutsche Bundesbank) in effect as of the date of transaction, if closed; otherwise as of September 30, 2020.

Conference Call and Webcast Information

BioNTech SE will host a conference call and webcast today at 8:00 a.m. ET (2:00 p.m. CET) to report its financial results for the quarter ended September 30, 2020 and provide a corporate update.

To participate in the conference call, please dial the following numbers 15-20 minutes prior to the start of the call and provide the Conference ID: 5356399.

United States international:  +1 646 741 3167

United States domestic (toll-free):  +1 877 870 9135

Germany: +49 692 2222 625

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor Relations section of the Company’s website at https://biontech.de/. A replay of the webcast will be available shortly after the conclusion of the call and archived on the Company’s website for 30 days following the call.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning: our expected cash usage for 2020 and beyond; our anticipated cash runway; the planned next steps in BioNTech’s pipeline programs and specifically including, but not limited to, statements regarding plans to initiate clinical trials of BioNTech’s product candidates; expectations for data announcements with respect to BioNTech’s clinical trials; the timing for any potential emergency use authorizations or approvals for BNT162; the ability of BNT162 to continue to demonstrate the necessary efficacy and tolerability profile in our ongoing trial or upon potential commercialization in larger and more diverse patient populations; the potential safety and efficacy of BNT162 and our other product candidates; the nature of our clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; and our ability to scale-up manufacturing capacity for BNT162 and supply the quantities of BNT162 to support clinical development and, if approved, market demand, including our production estimates for 2020 and 2021. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 31, 2020 and in subsequent filings made by BioNTech with the SEC, including the quarterly report for the three and nine months ended September 30, 2020, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Investor Relations

Sylke Maas, Ph.D.

VP Investor Relations & Strategy
Tel: +49 (0)6131 9084 1074
E-mail: Investors@biontech.de

Media Relations

Jasmina Alatovic

Senior Manager Global External Communications
Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385
E-mail: Media@biontech.de

Interim Condensed Consolidated Statements of Financial Position

	September	December
(in thousands)	30, 2020	31, 2019
Assets	(unaudited)
Non-current assets
Intangible assets	€ 168,733	€ 89,434
Property, plant and equipment	127,739	93,044
Right-of-use assets	55,764	55,018
Other assets	5,177	-
Total non-current assets	€ 357,413	€ 237,496
Current assets
Inventories	12,368	11,722
Trade receivables	7,170	11,913
Other financial assets	17,843	1,680
Other assets	54,146	9,069
Income tax assets	724	756
Deferred expense	9,127	5,862
Cash and cash equivalents	990,461	519,149
Total current assets	€ 1,091,839	€ 560,151
Total assets	€ 1,449,252	€ 797,647

Equity and liabilities
Equity
Share capital	246,310	232,304
Capital reserve	1,441,631	686,714
Treasury shares	(5,525)	(5,525)
Accumulated losses	(776,541)	(424,827)
Other reserves	21,808	4,826
Total equity	€ 927,683	€ 493,492
Non-current liabilities
Financial liabilities	175,621	68,904
Other liabilities	695	-
Contract liabilities	76,773	97,109
Total non-current liabilities	€ 253,089	€ 166,013
Current liabilities
Tax provisions	150	150
Provisions	817	762
Financial liabilities	3,021	1,823
Trade payables	41,912	20,498
Contract liabilities	70,250	93,583
Other financial liabilities	132,157	13,836
Other liabilities	20,173	7,490
Total current liabilities	€ 268,480	€ 138,142
Total liabilities	€ 521,569	€ 304,155
Total equity and liabilities	€ 1,449,252	€ 797,647

Interim Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands, except per share data)	(unaudited)		(unaudited)

Revenues from contracts with customers	€ 67,458	€ 28,662	€ 136,883	€ 80,601
Cost of sales	(6,840)	(4,230)	(18,344)	(12,925)
Gross profit	€ 60,618	€ 24,432	€ 118,539	€ 67,676

Research and development expenses	(227,706)	(50,396)	(388,017)	(161,039)
Sales and marketing expenses	(4,268)	(670)	(7,808)	(1,908)
General and administrative expenses	(23,324)	(10,582)	(57,952)	(34,481)
Other operating income	8,764	347	9,962	1,340
Other operating expenses	(466)	(5)	(1,325)	(163)
Operating loss	€ (186,382)	€ (36,874)	€ (326,601)	€ (128,575)

Finance income*	474	7,294	1,067	9,170
Finance expenses*	(21,081)	(82)	(24,455)	(233)
Interest expense related to lease liability	(552)	(433)	(1,432)	(1,283)
Loss before tax	€ (207,541)	€ (30,095)	€ (351,421)	€ (120,921)

Income taxes	(2,491)	(8)	(293)	(28)
Loss for the period	€ (210,032)	€ (30,103)	€ (351,714)	€ (120,949)

Attributable to:
Equity holders of the parent	(210,032)	(30,103)	(351,714)	(120,833)
Non-controlling interests	-	-	-	(116)
	€ (210,032)	€ (30,103)	€ (351,714)	€ (120,949)

Earnings per share
in EUR
Basic & diluted, loss per share for the period attributable to equity holders of the parent**	€ (0.88)	€ (0.14)	€ (1.51)	€ (0.59)

Interim Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2020	2019
(in thousands)	(unaudited)

Operating activities
Loss for the period	€ (351,714)	€ (120,949)
Income taxes	293	28
Loss before tax	€ (351,421)	€ (120,921)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization of property, plant, equipment and intangible assets	26,202	24,087
Share-based payment expense	24,148	22,485
Net foreign exchange differences	80	(170)
Loss on disposal of property, plant and equipment	716	11
Finance income	(1,068)	(1,102)
Interest on lease liability	1,432	1,283
Finance expense	7,275	233
Movements in government grants	(8,500)	-
Other non-cash income	(151)	-
Working capital adjustments:
Decrease/(Increase) in trade receivable and contract assets	(54,881)	4,575
Decrease/(Increase) in inventories	(508)	(4,945)
(Decrease)/Increase in trade payables, other liabilities, contract liabilities and provisions	95,058	(60,003)
Interest received	784	1,102
Interest paid	(1,643)	(1,517)
Income tax received (paid), net	(261)	(28)
Net cash flows used in operating activities	€ (262,738)	€ (134,910)

Investing activities
Purchase of property, plant and equipment	(40,664)	(28,621)
Proceeds from sale of property, plant and equipment	8	568
Purchase of intangibles assets	(5,247)	(32,937)
Acquisition of subsidiaries and businesses, net of cash acquired	891	(6,056)
Net cash flows used in investing activities	€ (45,012)	€ (67,046)

Financing activities
Proceeds from issuance of share capital, net of costs	680,122	247,871
Proceeds from loans and borrowings	102,397	8,067
Repayment of loans and borrowings	(904)	-
Payments related to lease liabilities	(3,188)	(2,215)
Net cash flows from financing activities	€ 778,427	€ 253,723

Increase in cash and cash equivalents	470,677	51,767
Change in cash resulting from exchange rate differences	635	46
Cash and cash equivalents at January 1	519,149	411,495
Cash and cash equivalents at September 30	€ 990,461	€ 463,308